Filed by: NextEra Energy, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-08489

The following article was published by CT Mirror on June 5, 2026.

What the NextEra-Dominion merger means for nuclear power in New England

CT Mirror

June 5, 2026

by John Moritz

A proposed merger between two utility giants could have big implications for the future of nuclear power in New England.

NextEra Energy, the owner of New Hampshire’s Seabrook Nuclear Power Station, announced plans last month to acquire Dominion Energy, the owner of Connecticut’s Millstone Nuclear Power Station, in a deal worth nearly $67 billion.

If approved, the sale would create one of the world’s largest utility companies with control over all of the nuclear power produced in New England.

That power accounts for roughly one-quarter of the region’s energy supply, and half of all of its carbon-free power, according to data from ISO New England, the regional grid operator. NextEra also owns solar, battery and natural-gas fired power plants throughout the region.

The proposed sale was announced in May, several months after Connecticut’s Department of Energy and Environmental Protection launched its latest round of clean energy procurements from power plant operators, including Millstone and Seabrook. At the direction of the state, utilies currently purchase power from both plants through contracts that are set to expire in 2029.

As the result of a state law passed in 2024, DEEP is required to coordinate with at least two other New England states on contracts to purchase nuclear power.

In this year’s procurement process, the state drew bids from both NextEra and Dominion on behalf of their respective nuclear plants, officials at both companies said this week. The merger isn’t expected to be finalized before the winning bids are announced — limiting the deal’s impact on the companies’ negotiations with the state.

“DEEP is aware of the proposed merger between NextEra and Dominion,” DEEP spokesman Will Healey said in a statement. “We continue to monitor and assess the details of this merger, and will look to ensure that any change of control provision would continue to facilitate the safe and economic operation of Millstone. We will also assess what if any implications this merger could have for ongoing proceedings.”

Until the transaction is complete, Dominion and NextEra will continue to operate as seperate entities with the ability to negotiate their own long-term contracts to sell power to utilities in Connecticut and elsewhere, according to spokespeople for both companies.

“Seabrook and Millstone are among the most important sources of safe, reliable, around-the-clock electricity in New England,” NextEra spokesman Neil Nissan said in a statement Wednesday. “We continue to believe that securing Seabrook’s long-term future through the outstanding [Connecticut procurement] process will provide long-term benefits to the region.“

Ryan Frazier, a spokesman for Dominion, echoed that sentiment, telling the Connecticut Mirror that the company “considers Millstone Power Station a very valuable asset that provides clean energy to hundreds of thousands of homes in New England.”

Millstone, the older of the two plants, was first opened in the 1970s and currently consists of two reactor units with a total capacity of 2,100 megawatts of electricity, enough to power roughly 2 million homes. Seabrook consists of a single unit opened in 1990 with a capacity of 1,246 MW.

Nana Ayensu, a non-resident fellow at Columbia University’s Center on Global Energy Policy, said the proposed merger could result in operational and maintenance efficiencies for NextEra, which also owns several nuclear power plants in Wisconsin and Florida.

Those cost savings could be passed along to customers through cheaper electricity, Ayensu said. At the same time, he said, both Millstone and Seabrook are located in areas of high energy demand and limited supply, which can drive up the cost of electricity and give plant owners more leverage during negotiations.

“I think the biggest element to it is that these two clients are in strategically important areas for the ISO, and so they are critical for the reliability of the grid,” Ayensu said. “That, in and of itself, separate from who owns them, is what may give them additional market power.”

Gov. Ned Lamont announced the state’s existing deal with Millstone in 2019, after Dominion threatened to close the plant due to competition from cheaper gas-fired power plants. Under that deal, the state agreed to purchase half the plant’s output at a fixed price of $50 per megawatt-hour. The state’s deal with Seabrook, for a smaller amount of power, has a “levelized” price of around $39 per MWh, according to Nissan.

Customers pay a premium for that power whenever that set price is higher than the wholesale price of electricity on the New England market. When the contracted prices are lower than the wholesale market, customers receive a credit back on their bills.

The Millstone contract, in particular, was widely blamed for a surge in electricity prices during the summer of 2024. But more recently, the high price of natural gas has resulted in significant savings from the state’s contracts for renewable energy. In all, DEEP estimates that the two nuclear deals have saved customers $153 million over the last six years.

The high price of natural gas has also reduced the competition nuclear plants face, making it less likely that the owners of Millstone and Seabrook would seek to shutter either plant, experts say. Two years ago, Dominion signaled its intention to seek approval from federal regulators to continue operating Millstone until 2065.

Both NextEra and Dominion have also explored expansions of their nuclear fleet through the development of smaller, modular reactors that proponents say will cut down on costs compared to older, highly-individualized reactor designs.

Dominion, however, has focused its interest in small modular reactors near its headquarters in Virginia, citing the presence of vertically-integrated utility markets. Ayenso said that NextEra, the larger of the two companies, has more experience operating in deregulated energy markets like Connecticut, where power plants are operated separately from the utilities that buy and distribute electricity to customers.

“They develop assets all over the country, and I think I’ve got great comfort in working with deregulated markets. And, you know, they are pretty smart about how they go about it,” Ayenso said.

Nissan, the NextEra spokesman, said that while there are no current plans to expand Seabrook — including through the use of small modular reactors — the company “will continue to evaluate future expansion opportunities.”

Bill Quinlan, the president of transmission at Eversource Energy, said that NextEra is also a key supplier of large quantities of wholesale power intended to meet all the demand from a local utility, known as full requirements service.

“NextEra is a huge player in that in New England,” Quinlan said. “So, do they want to tie up their nuclear output in long-term PPAs? That’s one option — that’s what Dominion did — or do they want to use it to serve load, full requirements where they’re very competitive? I don’t know how they’re going to view this going forward. They’ll probably do both, if I have to guess.”

Nissan said that NextEra will continue to honor any existing agreements to provide full requirements service to local utilities in New England, while waiting to finalize its purchase of Dominion.

“The merger would not alter the fundamental structure or obligations of those agreements, and counterparties should expect continuity of service and relationship,” he said in a statement.

New England was once home to as many as six nuclear power plants in every state except Rhode Island. Most of those plants shuttered during the wave of nuclear decomissionings during the 1990s and 2000s.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc., a Florida Corporation (“NextEra Energy”), and Dominion Energy, Inc., a Virginia Corporation (“Dominion Energy”), and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transaction and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; and the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) will describe additional risks in connection with the proposed transactions. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy will be available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy will be available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees,” “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers,” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the sources indicated above.